SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3    TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST CITIZENS BANCORPORATION, INC.

(Name of Issuer)

First Citizens Bancorporation, Inc.

FCB Interim Corporation

Carmen Holding Ames

Jim B. Apple

Richard W. Blackmon

Peter M. Bristow

George H. Broadrick

Hope Holding Connell

Walter C. Cottingham

David E. Dukes

M. Craig Garner, Jr.

William E. Hancock, III

Robert B. Haynes

Wycliffe E. Haynes

Lewis M. Henderson

Frank B. Holding

Lewis R. Holding

Kevin B. Marsh

Charles S. McLaurin, III

N. Welch Morrisette, Jr.

Craig L. Nix

E. Perry Palmer

William E. Sellars

Henry F. Sherrill

Tommy B. Wessinger

(Names of Person(s) Filing Statement)

Voting Common Stock, $5.00 par value

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Jim B. Apple

Chairman, President and Chief Executive Officer

First Citizens Bancorporation, Inc.

1225 Lady Street

Columbia, South Carolina 29201

(803) 253-6028

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

F. Donald Nelms, Jr., Esq.

Powell Goldstein LLP

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, GA 30309-3488

(404) 572-6600

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$21,751,590	$2,561

*	For purposes of calculating the fee only. This amount assumes the acquisition of 29,594 shares of common stock of the subject company for $735.00 per share in cash. The amount of the filing fee equals $117.70 per million dollars of aggregate of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0

Form or Registration No.:________________________________________________

Filing Party:___________________________________________________________

Date Filed:____________________________________________________________

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) for First Citizens Bancorporation, Inc. (the “Company”) is being filed by the filing persons listed on the cover of this Schedule 13E-3 in connection with an Agreement and Plan of Reorganization (the “Plan”) that is designed to take the Company private by reducing its number of shareholders of record to below 300. A copy of the Plan is attached as Appendix A to the Proxy Statement being filed by the Company concurrently with this Schedule 13E-3. The Proxy Statement is being filed concurrently under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the Plan.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. The Proxy Statement is currently in preliminary form and is subject to further revision. This Schedule 13E-3 will be amended to reflect such revisions. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “DESCRIPTION OF THE PLAN—The Reorganization—Parties to the Merger,” “INFORMATION ABOUT THE COMPANY AND ITS AFFILIATES —Recent Affiliate Transactions in Company Stock, —Stock Purchases by the Company and —Market for Common Stock and Dividends,” and “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Voting Shares Outstanding.”

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule 13e-3 is c/o First Citizens Bancorporation, Inc. 1225 Lady Street. Columbia, South Carolina, 23201, telephone (803) 733-3456. Each filing person is a director of the Company, except for Craig L. Nix, who is Executive Vice President and Chief Financial Officer of the Company, and Hope Holding Connell and Lewis R. Holding, who are affiliates. Jim B. Apple is also the President and Chief Executive Officer of the Company; Peter M. Bristow is also the President and Chief Operating Officer of one of our banking subsidiaries. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT THE COMPANY AND ITS AFFILIATES—Directors and Executive Officers” and “—Other Affiliates of the Company.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval,” “SPECIAL FACTORS —Purpose of the Reorganization, —Reasons for the Reorganization, —Recommendation of the Board of Directors; Fairness of the Reorganization, —Effects of the Reorganization on Affiliates and —Federal Income Tax Consequences of the Reorganization,” and “DESCRIPTION OF THE PLAN—Dissenters’ Rights.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Alternatives Considered and —Recommendation of the Board of Directors; Fairness of the Reorganization—Substantive Fairness,” and “INFORMATION ABOUT THE COMPANY AND ITS AFFILIATES —Recent Affiliate Transactions in Company Stock.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reorganization described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

(3)	any material change in the Company’s present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in the Company’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in the Company’s corporate structure or business;

(6)	any class of the Company’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company’s common stock under the Exchange Act, any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reorganization, —Alternatives Considered, —Reasons for the Reorganization, —Potential Disadvantages of the Reorganization, —Pro Forma Effect of the Reorganization, —Effects of the Reorganization on the Company, —Effects of the Reorganization on Affiliates, —Effects of the Reorganization on Shareholders Generally, —Federal Income Tax Consequences of the Reorganization and —Determination of Fairness by Interim and Other Company Affiliates,” and “PRO FORMA CONDENSED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reorganization and —Determination of Fairness by Interim and Other Company Affiliates.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Opinion of Independent Financial Advisor” and to Appendix C thereto. The

Opinion attached as Appendix C to Exhibit 1 and the Valuation Report prepared by the independent financial advisor attached hereto as Exhibit 2 constitute the only written materials furnished to the board of directors by an outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “DESCRIPTION OF THE PLAN—Source of Funds and Expenses.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT THE COMPANY AND ITS AFFILIATES —Stock Ownership by Affiliates and —Recent Affiliate Transactions in Company Stock.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reorganization.”

Item 13.	Financial Statements

The financial statements and accompanying notes to the financial statements included in (i) the Company’s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, and (ii) the Company’s quarterly report on Form 10-Q for the period ending June 30, 2005, as filed with the SEC, are incorporated herein by reference. In addition, the required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONDENSED FINANCIAL INFORMATION.”

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1.	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Agreement and Plan of Reorganization

Appendix B	Chapter 13 of the South Carolina Business Corporation Act

Appendix C	Opinion of Independent Financial Advisor

(Incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 000-11172.)

2.	Valuation Report of the Independent Financial Advisor

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2005

FIRST CITIZENS BANCORPORATION, INC.

By:	/s/ JIM B. APPLE
Jim B. Apple
President and Chief Executive Officer

FCB INTERIM CORPORATION

By:	/s/ JIM B. APPLE
Jim B. Apple
President

FIRST CITIZENS BANCORPORATION, INC. AFFILIATES:

/s/ CARMEN HOLDING AMES
Carmen Holding Ames

/s/ JIM B. APPLE
Jim B. Apple

/s/ RICHARD W. BLACKMON
Richard W. Blackmon

/s/ PETER M. BRISTOW
Peter M. Bristow

/s/ GEORGE H. BROADRICK
George H. Broadrick

/s/ HOPE HOLDING CONNELL
Hope Holding Connell

/s/ WALTER C. COTTINGHAM
Walter C. Cottingham

/s/ DAVID E. DUKES
David E. Dukes

/s/ M. CRAIG GARNER, JR.
M. Craig Garner, Jr.

/s/ WILLIAM E. HANCOCK, III
William E. Hancock, III

/s/ ROBERT B. HAYNES
Robert B. Haynes

/s/ WYCLIFFE E. HAYNES
Wycliffe E. Haynes

/s/ LEWIS M. HENDERSON
Lewis M. Henderson

/s/ FRANK B. HOLDING
Frank B. Holding

/s/ LEWIS R. HOLDING
Lewis R. Holding

/s/ KEVIN B. MARSH
Kevin B. Marsh

/s/ CHARLES S. MCLAURIN, III
Charles S. McLaurin, III

/s/ N. WELCH MORRISETTE, JR.
N. Welch Morrisette, Jr.

/s/ CRAIG L. NIX
Craig L. Nix

/s/ E. PERRY PALMER
E. Perry Palmer

/s/ WILLIAM E. SELLARS
William E. Sellars

/s/ HENRY F. SHERRILL
Henry F. Sherrill

/s/ TOMMY B. WESSINGER
Tommy B. Wessinger